Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Amendment No. 1 to the Annual Report on Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2023, of Bitfarms Ltd. of our report dated December 9, 2024, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Form 40-F/A.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 9, 2024

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.